ParkerVision, Inc.

7915 Baymeadows Way, Suite 400

Jacksonville, FL 32256

(904) 732-6100

November 8, 2018

VIA EDGAR

Larry Spirgel, Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Telecommunications

Washington, D.C. 20549

RE:      ParkerVision, Inc.

Registration Statement on Form S-1

File No. 333-228184

Ladies and Gentlemen:

ParkerVision, Inc. (the “Company”) hereby requests, pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, acceleration of effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:00 p.m. Eastern Standard Time on Tuesday, November 13, 2018, or as soon thereafter as practicable.

Very truly yours,

PARKERVISION, INC.

By:	/s/ Cynthia Poehlman
Name: Cynthia Poehlman
Title: Chief Financial Officer